P.E. 1/29/02

02012226

CONFORMED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR JANUARY 29, 2002

Banco Bilbao Vizcaya Argentaria, S.A.

(Exact name of Registrant as specified in its charter)

Kingdom of Spain
(Jurisdiction of incorporation)
Plaza de San Nicolás 4
48005 Bilbao, Spain
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
Not applicable

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

TABLE OF CONTENTS

BBVA

PRESS RELEASE

25-01-2002

BBVA AND GRUPO PROGRESO JOIN FOR TRADING IN THE PENSION FUND MARKET

BBVA, leader in the management of Pension Funds in Latin America, and Grupo Progreso, one of the most important financial groups in Dominican Republic, announced today the launch of BBVA Crecer AFP, a new pension fund promoter for the Dominican market.

BBVA owns 70% and Grupo Progreso 30% of this company, contemplating to incorporate new partners. The first global investment rounds US$ 10 million.

BBVA Crecer AFP arises because of the interesting perspectives of development in the Dominican Pension Fund market, thanks to the new Social Security Law. 1.2 million of Dominicans will start doing mandatory contributions to their pension funds.

BBVA Crecer AFP is supported by its partners and has the possibility of participating in BBVA Pensiones América, present in 10 American countries nowadays, where US$ 25,000 million from savings are managed for 12 million people.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: January 29, 2002

By: /s/ Miren Josune Basabe Puntox
Name: Miren Josune Basabe Puntox
Title: Authorized Representative of
Banco Bilbao Vizcaya Argentaria, S.A.